Exhibit 99.5

Sprott Physical Copper Trust Announces Amendments to Trust Agreement

This press release constitutes a “designated news release” for the purposes of the Sprott Physical Copper Trust’s prospectus supplement dated July 8, 2024 to its base shelf prospectus dated July 3, 2024.

TORONTO, February 17, 2026 – Sprott Asset Management LP (“Sprott Asset Management”), a wholly-owned subsidiary of Sprott Inc. (“Sprott”) (NYSE/TSX: SII), on behalf of the Sprott Physical Copper Trust (TSX: COP.UN) (TSX: COP.U) (the “Trust” or “COP”), a closed-end trust created to invest and hold substantially all of its assets in physical copper metal, today announced that, in connection with the previously announced approval by the United States’ Securities and Exchange Commission (the “SEC”) of a Rule 19b-4 application filed by the NYSE Arca to list and trade COP’s trust units (the “Units”) on NYSE Arca, amendments have been made to the Trust’s trust agreement (the “Trust Agreement”).

The amendments to the Trust Agreement (i) provide that, following COP unitholder approval at a meeting of unitholders as required under applicable Canadian securities laws, COP’s current semi-annual redemption feature will become a monthly redemption feature and the current cap on the number of Units that can be redeemed each redemption period (currently capped at 1.5% of the outstanding Units at the end of the applicable notice period) will be removed, and (ii) make certain consequential changes related to the foregoing and the potential listing of the Units on the NYSE Arca. The date of the COP unitholder meeting will be announced in due course, but the

Trust’s intention is to closely align the date of the unitholder meeting and the effectiveness of a registration statement to be filed under the U.S. Securities Exchange Act of 1934 in respect of the listing of the Units on the NYSE Arca (the “Registration Statement”).

The summary of the amendments in this press release is qualified in its entirety by the provisions of Amendment No. 1 to the Trust Agreement, a copy of which will be filed under the Trust’s profile on SEDAR+ at www.sedarplus.ca. Additional details regarding the COP unitholder meeting will be provided in meeting materials made available at a later date and will also be filed under the Trust’s profile on SEDAR+ at www.sedarplus.ca.

The listing of the Units on the NYSE Arca remains subject to the filing and effectiveness of the Registration Statement. The Trust cannot provide any assurance that it will be successful in achieving a listing of the Units on the NYSE Arca.

About Sprott

Sprott is a global asset manager focused on precious metals and critical materials. At Sprott, we are specialists. We believe our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York, Connecticut and California and Sprott’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “SII”. For more information, please visit www.sprott.com. Sprott Asset Management is a wholly-owned subsidiary of Sprott and is the investment manager to the Trust.

About the Trust

Important information about the Trust, including the investment objectives and strategies, applicable management fees, and expenses, is contained in the current annual information form for the Trust and the Trust’s prospectus. Please read these documents carefully before investing. You will usually pay brokerage fees to your dealer if you purchase or sell units of the Trust on a stock exchange. If the units are purchased or sold on a stock exchange, investors may pay more than the current net asset value when buying units or shares of the Trust and may receive less than the current net asset value when selling them. Investment funds are not guaranteed, their values change frequently and past performance may not be repeated.

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”). Forward-looking statements in this press release include, without limitation, statements regarding the listing of the Units on NYSE Arca, the filing and effectiveness of the Registration Statement, and amendments to COP’s redemption feature. With respect to the forward-looking statements contained in this press release, the Trust has made numerous assumptions regarding, among other things: subsequent U.S. listing of the Units, ability to obtain unitholder approval for amendments to COP’s redemption feature, as well as dynamics in the copper market. While the Trust considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors and uncertainties that could cause the Trust's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. A discussion of certain risks and uncertainties facing the Trust appears in the Trust’s Annual Information Form for the year ended December 31, 2024, and its prospectus supplement dated July 8, 2024 and related short-form base shelf prospectus dated July 3, 2024, as updated by the Trust's continuous disclosure filings, which are available at www.sedarplus.ca. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and the Trust disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact:

Glen Williams

Senior Managing Partner

Investor and Institutional Client Relations

Direct: 416-943-4394

gwilliams@sprott.com